Exhibit 99.1

Hydro One’s 2024 Sustainability Report focuses on strategic and sustainable growth to deliver for Ontarians

TORONTO, May 16, 2025 – Hydro One Limited (Hydro One) announced the release of its 2024 Sustainability Report. The report, titled A Better and Brighter Future for All, provides a balanced account of Hydro One’s performance across a range of environmental, social and governance measures from January 1 to December 31, 2024.

“It is an exciting time in Ontario, with rapid energization, a focus on a growing economy and the increasing energy needs of all Ontarians,” said Megan Telford, Executive Vice President, Strategy and Energy Transition. “This report shows how we have aligned our refreshed strategy with sustainability to guide and support the development and growth that will enable us to continue to deliver for our customers and all Ontarians.”

Key highlights of the report for 2024 include:

•	Approximately 44 per cent of sedans and SUVs were converted to EVs or hybrids

•	Approximately 5.5 per cent of total sourceable spend for purchases with Indigenous businesses and materials, which exceeds the company’s goal of 5 per cent by 2026

•	Approximately 62 hectares of pollinator habitats established

•	Awarded the development of the Wawa Timmins Power Line with support of majority of impacted First Nations

•	Zero fatalities with a 0.55 total recordable injury rate

Hydro One’s 2024 Sustainability Report can be found: https://www.hydroone.com/Sustainability/Documents/CSR_2024/HydroOne_CSR_2024.pdf.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.